

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2023

Lorin Crenshaw
Chief Financial Officer
Compass Minerals International, Inc.
9900 West 109th Street
Suite 100
Overland Park, KS 66210

Re: Compass Minerals International, Inc.
Registration Statement on Form S-3
Filed September 21, 2023
File No. 333-274622

Dear Lorin Crenshaw:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Francesca L. Odell